Exhibit 99.1

Brookfield Infrastructure Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010 (U.S. DOLLARS IN MILLIONS)

Brookfield Infrastructure Partners L.P. (the “Partnership”) operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, energy and transport, and timber assets in North and South America, Australasia and Europe.

The Partnership’s sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership’s because they present the financial position and results of our underlying operations in greater detail. Brookfield Asset Management Inc. (“Brookfield”) and its affiliates own the remaining 41% of Brookfield Infrastructure, which through a redemption exchange mechanism can be converted into an equivalent interest in the Partnership.

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

US$ MILLIONS, UNAUDITED	September 30, 2010	December 31, 2009	January 1, 2009

Assets
Current assets
Cash and cash equivalents	$6	$58	$9
Accounts receivable and other	72	18	54
Total current assets	78	76	63

Cost accounted investment	—	—	195
Investments in associates (Note 4)	1,784	1,759	877
Property, plant and equipment (Note 5)	208	205	174
Other assets	2	4	12
Deferred taxes	13	13	13
	$2,085	$2,057	$1,334

Liabilities and partnership capital
Current liabilities
Accounts payable and other liabilities	$52	$22	$7

Corporate borrowings	17	—	140
Non-recourse borrowings	114	114	98
Deferred tax liabilities	7	7	10
Preferred shares	20	20	20
Redeemable partnership units	809	713	169

Partnership capital
Retained (deficit) earnings	(161)	(28)	180
Accumulated other comprehensive income	131	113	170
Partnership units	1,096	1,096	540
	$2,085	$2,057	$1,334

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three month		For the nine month
	period ended		period ended
	September 30		September 30
US$ MILLIONS, UNAUDITED	2010	2009	2010	2009

Revenues	$10	$8	$28	$22
Cost of revenues (inclusive of depreciation expense of $2, 2009 – $2)	(4)	(4)	(15)	(9)
Other income	4	—	4	3
Selling, general and administrative expenses	(8)	(3)	(23)	(10)
Earnings from investments in associates	36	4	71	3
Profit before under noted	38	5	65	9
Gain on sale of investment	—	—	—	106
Interest expense	(16)	(7)	(47)	(22)
Mark to market loss adjustment on redeemable partnership units	(129)	(77)	(96)	(94)
Net loss before income tax expense	(107)	(79)	(78)	(1)
Income tax expense	(1)	(1)	(3)	(35)
Net loss for the period	(108)	(80)	(81)	(36)

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the three month		For the nine month
	period ended		period ended
	September 30		September 30
US$ MILLIONS, UNAUDITED	2010	2009	2010	2009

Net loss for the period	$(108)	$(80)	$(81)	$(36)
Other comprehensive income (loss)
Revaluation	3	6	2	9
Foreign currency translation	141	(2)	55	54
Net loss on foreign currency hedging items	(47)	(1)	(42)	(92)
Deferred taxes	1	(1)	3	15
Other comprehensive income	98	2	18	(14)
Comprehensive loss	$(10)	$(78)	$(63)	$(50)

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

			Reserves			Investments in Associates
		Retained		Foreign			Foreign			Total
US$ MILLIONS, UNAUDITED	Partnership	earnings	Revaluation	currency	Hedge gains	Net income	currency	Revaluation	Hedge gains	partnership
THREE MONTHS ENDED SEPT 30, 2010	units	(deficit)	surplus	translation	(losses)	changes	translation	surplus	(losses)	capital
Balance as at June 30, 2010	$1,096	$(129)	$—	$15	$17	$94	$(44)	$42	$3	$1,094
Net (loss) income	—	(144)	—	—	—	36	—	—	—	(108)
Other comprehensive income (loss)	—	—	—	3	(35)	—	138	3	(11)	98
Partnership distributions	—	(18)	—	—	—	—	—	—	—	(18)
Balance as at September 30, 2010	$1,096	$(291)	$—	$18	$(18)	$130	$94	$45	$(8)	$1,066

			Reserves			Investments in Associates
		Retained		Foreign			Foreign			Total
US$ MILLIONS, UNAUDITED	Partnership	earnings	Revaluation	currency		Net income	currency	Revaluation	Hedge gains	partnership
THREE MONTHS ENDED SEPT 30, 2009	units	(deficit)	surplus	translation	Hedge gains	changes	translation	surplus	(losses)	capital
Balance as at June 30, 2009	$533	$123	$—	$6	$1	$89	$50	$90	$7	$899
Net (loss) income	—	(84)	—	—	—	4	—	—	—	(80)
Other comprehensive income (loss)	—	—	—	7	—	—	(9)	6	(2)	2
Partnership distributions	—	(6)	—	—	—	—	—	—	—	(6)
Balance as at September 30, 2009	$533	$33	$—	$13	$1	$93	$41	$96	$5	$815

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

			Reserves			Investments in Associates
		Retained		Foreign			Foreign			Total
US$ MILLIONS, UNAUDITED	Partnership	earnings	Revaluation	currency	Hedge gains	Net income	currency	Revaluation	Hedge gains	partnership
NINE MONTHS ENDED SEPT 30, 2010	units	(deficit)	surplus	translation	(losses)	changes	translation	surplus	(losses)	capital
Balance as at December 31, 2009	$1,096	$(87)	$—	$16	$2	$59	$42	$43	$10	$1,181
Net (loss) income	—	(152)	—	—	—	71	—	—	—	(81)
Other comprehensive income (loss)	—	—	—	2	(20)	—	52	2	(18)	18
Partnership distributions	—	(52)	—	—	—	—	—	—	—	(52)
Balance as at September 30, 2010	$1,096	$(291)	$—	$18	$(18)	$130	$94	$45	$(8)	$1,066

			Reserves			Investments in Associates
				Foreign			Foreign			Total
US$ MILLIONS, UNAUDITED	Partnership	Retained	Revaluation	currency		Net income	currency	Revaluation	Hedge gains	partnership
NINE MONTHS ENDED SEPT 30, 2009	units	earnings	surplus	translation	Hedge gains	changes	translation	surplus	(losses)	capital
Balance as at January 1, 2009	$540	$90	$—	$—	$70	$90	$—	88	$12	$890
Net (loss) income	—	(39)	—	—	—	3	—	—	—	(36)
Other comprehensive income (loss)	—	—	—	13	(69)	—	41	8	(7)	(14)
Partnership distributions	—	(18)	—	—	—	—	—	—	—	(18)
Unit repurchases	(7)	—	—	—	—	—	—	—	—	(7)
Balance as at September 30, 2009	$533	$33	$—	$13	$1	$93	$41	$96	$5	$815

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three month		For the nine month
	period ended		period ended
	September 30		September 30
US$ MILLIONS, UNAUDITED	2010	2009	2010	2009
Operating activities
Net loss	$(108)	$(80)	$(81)	$(36)
Adjustments for non-cash items:
Earnings from investments in associates net of distributions received	(23)	(4)	(13)	—
Deferred income tax expense	—	—	(1)	(4)
Depreciation expense	2	2	6	5
Mark to market loss adjustment on redeemable partnership units	129	77	96	94
Gain on sale of investment (net of taxes)	—	—	—	(68)
Change in non-cash working capital	(36)	9	(56)	21
Cash (used in) provided by operating activities	(36)	4	(49)	12

Financing activities
Distributions to unitholders	(18)	(6)	(52)	(18)
Draw (repayment) on credit facilities	17	(162)	17	(140)
Repurchase of units	—	—	—	(7)
Cash used in financing activities	(1)	(168)	(35)	(165)

Investment activities
Proceeds on sale of partial interest in Brookfield sponsored infrastructure fund	46	—	67	—
Proceeds on sale of partial interest in direct investment in DBCT	—	—	7	—
Acquisition of additional interest in Brookfield sponsored infrastructure fund	(1)	—	(12)	—
Acquisition of additional interest in PD Ports	—	—	(27)	—
Additions to property, plant and equipment	(2)	(2)	(5)	(4)
Proceeds on sale of TBE	—	—	—	232
Net proceeds from hedge settlement	—	—	13	(9)
Additional investment in PPP assets	(10)	—	(11)	—
Acquisition of PPP assets	—	—	—	(3)
Cash provided (used in) by investing activities	33	(2)	32	216

Cash and cash equivalents
Change during the period	(4)	(166)	(52)	63
Balance, beginning of period	10	238	58	9
Balance, end of period	$6	$72	$6	$72

Cash interest paid	$2	$2	$6	$5

The accompanying notes are an integral part of these financial statements.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

FOR THE PERIOD FROM JANUARY 1, 2010 TO SEPTEMBER 30, 2010

1.                                      ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure L.P. (“Brookfield Infrastructure” or the “Partnership”) was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007 as amended and restated. Brookfield Infrastructure consists of interests in utilities, energy and transport and timber operations in North and South America, Australasia and Europe.

2.                                      SUMMARY OF ACCOUNTING POLICIES

These interim condensed consolidated financial statements of the Partnership have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Partnership expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2010. The accounting policies the Partnership expects to adopt in its financial statements as at and for the year ending December 31, 2010 are disclosed in Note 2 of the Partnership’s interim condensed consolidated financial statements as at and for the three months ended March 31, 2010, with which reference should be made to in reading these interim condensed consolidated financial statements.

As these interim condensed consolidated financial statements are prepared using International Financial Reporting Standards (“IFRS”), certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Partnership’s most recent annual financial statements, prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”), were included in the Partnership’s interim condensed consolidated financial statements as at and for the three months ended March 31, 2010.

These interim condensed consolidated financial statements, should be read in conjunction with the Partnership’s 2009 annual financial statements and in consideration of the IFRS transition disclosures included in Note 3 to these statements and the additional annual disclosures included therein, the Partnership’s interim condensed consolidated financial statements, as at and for the three months ended March 31, 2010.

These interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of the Partnership on November 2, 2010.

3.                                      TRANSITION TO IFRS

The Partnership has adopted IFRS effective January 1, 2010. Prior to the adoption of IFRS, the Partnership prepared its financial statements in accordance with U.S. GAAP. The Partnership’s financial statements for the year ending December 31, 2010 will be the first annual financial statements that comply with IFRS. Accordingly, the Partnership will make an unreserved statement of compliance with IFRS beginning with its 2010 annual financial statements. The Partnership’s transition date is January 1, 2009 (the “transition date”) and the Partnership has prepared its opening IFRS balance sheet at that date. These interim condensed consolidated financial statements have been prepared in accordance with the accounting policies described in Note 2 of the Partnership’s interim condensed consolidated financial statements, as at and for the three months ended March 31, 2010.

The Partnership will ultimately prepare its opening balance sheet and financial statements for 2009 and 2010 by applying existing IFRS with an effective date of December 31, 2010, or prior. Accordingly, the opening balance sheet and financial statements for December 31, 2010 may differ from these financial statements.

(a)          Elected Exemptions From Full Retrospective Application

In preparing these interim condensed consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Partnership has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)   Deemed Cost for Operations Subject to Rate Regulation

The Partnership has elected to measure its transmission assets in Great Lakes Power Limited (GLPL), (the “Ontario Transmission” operations) at fair value as at January 1, 2009 or revaluation amounts previously determined under U.S. GAAP and use that amount as deemed cost as at January 1, 2009.

(ii)  Cumulative Translation Differences

The Partnership has elected to set the previously accumulated cumulative translation account, which is included in accumulated other comprehensive income, to zero at January 1, 2009. This exemption has been applied to all subsidiaries.

(iii) Business Combinations

The Partnership has elected to apply the business combinations exemption in IFRS 1. Accordingly, it has not restated business combinations that took place prior to the January 1, 2009 IFRS transition date.

(b)          Mandatory Exceptions To Retrospective Application

In preparing these interim condensed consolidated financial statements in accordance with IFRS 1 the Partnership has applied certain mandatory exceptions from full retrospective application of IFRS. The mandatory exceptions applied from full retrospective application of IFRS are described below.

(i)   Hedge Accounting

Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in the Partnership’s results under IFRS. Any derivatives not meeting the IAS 39 Financial Instruments: Recognition and Measurement criteria for hedge accounting were recorded as a non-hedging derivative financial instrument.

(ii)  Estimates

Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Partnership under U.S. GAAP are consistent with their application under IFRS.

(c)          Operating Units Accounting Policies

(i)          Timberlands

Timberlands include standing timber, property, plant and equipment, land under standing timber and higher and better use lands. Standing timber is measured at fair value after deducting estimated selling costs and recorded as timber on the balance sheet. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated as the present value of anticipated future cash flows for standing timber before tax. The calculation is based on existing, sustainable felling plans and assessments regarding growth, timber prices and felling and silviculture costs. The discount rate is based upon a normal timberland owner’s weighted average cost of capital before tax for the geographic location of the standing timber. Changes in fair value are recorded in net income during the period of change.

Property, plant and equipment of the Partnership’s timberlands operations are carried at cost less accumulated amortization and any impairments. Land of the Partnership’s timberlands operations which has been determined to have a higher and better use and which is no longer used for the harvest and growth of timber is classified as investment property measured at fair value with changes in fair value recorded in income in the period of change. Land under standing timber is accounted for using the revaluation method.

Harvested timber is included in inventory and is measured at the lower of fair value less estimated costs to sell at the time of harvest and net realizable value.

(ii)  Investment Properties

The Partnership uses the fair value method to account for real estate classified as investment property. A property is determined to be an investment property when it is principally held to earn rental income or for capital appreciation, or both.

Investment property is initially measured at cost including transaction costs. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in income during the period in which they arise. Fair values are primarily determined by discounting the expected future cash flows of each property, generally over a term of 10 years, using a discount and terminal capitalization rate reflective of the characteristics, location and market of each property. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash out-flows in respect of such current and future leases. The Partnership determines fair value using both internal and external valuations.

(iii) Transmission Infrastructure

Transmission assets are accounted for using the revaluation method. The Partnership determines the fair value of its transmission assets as their depreciated replacement cost. Depreciated replacement cost is determined as the current cost of reproduction or replacement of an asset less deductions for physical deterioration and obsolescence. Valuations are performed internally.

Depreciation on transmission facilities is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

YEARS	Useful Lives
Buildings and transmission infrastructure	25 to 40
Machinery and equipment	5 to 35
Other transmission assets	10 to 15

(d)          Reconciliation of Partnership capital as reported under U.S. GAAP and IFRS

The following is a reconciliation of the Partnership’s capital reported in accordance with U.S. GAAP to its equity in accordance with IFRS at the transition date:

		Partnership
MILLIONS	Note	Capital
As reported under U.S. GAAP - December 31, 2008		$731
Differences under IFRS for investments in associates
Agricultural assets	(i)	170
Deemed cost	(ii)	18
Revaluation	(iii)	31
HBU lands (investment property)	(iv)	(26)
Deferred taxes	(v)	(34)
As reported under IFRS - January 1, 2009		$890

The following is a reconciliation of the Partnership’s capital reported in accordance with U.S. GAAP to its equity in accordance with IFRS at September 30, 2009:

		Partnership
MILLIONS	Note	Capital
As reported under U.S. GAAP — September 30, 2009		$628
Differences under IFRS for investments in associates
Agricultural assets	(i)	170
Deemed cost	(ii)	(15)
Revaluation	(iii)	36
HBU lands (investment property)	(iv)	37
Deferred taxes	(v)	(45)
Other		4
As reported under IFRS — September 30, 2009		$815

The following is a reconciliation of the Partnership’s capital reported in accordance with U.S. GAAP to its equity in accordance with IFRS at December 31, 2009:

		Partnership
MILLIONS	Note	Capital
As reported under U.S. GAAP - December 31, 2009		$1,089
Differences under IFRS for investments in associates
Agricultural assets	(i)	112
Deemed cost	(ii)	(14)
Revaluation	(iii)	(13)
HBU lands (investment property)	(iv)	34
Deferred taxes	(v)	(35)
Other		8
As reported under IFRS - December 31, 2009		$1,181

(i)   Agricultural Assets

The Partnership’s standing timber and other agricultural assets are measured at fair value less estimated point-of-sale costs for IFRS whereas for U.S. GAAP the Partnership recorded such assets at historic cost less accumulated depletion, or as inventory. The increase in Partnership capital relates to the difference in the fair value, less estimated point-of-sale costs, of the Partnership’s standing timber and other agricultural assets and their carrying amounts for U.S. GAAP.

(ii)  Fair Value as Deemed Cost

The Partnership elected to measure certain items of property, plant and equipment at fair value or revaluation amounts determined previously under U.S. GAAP and use that amount as deemed cost on transition to IFRS. The increase in Partnership capital relates to the net difference between the fair value as deemed cost of property, plant and equipment and their carried amounts for U.S. GAAP. The established deemed cost amount will be amortized to income over the useful lives of the assets.

(iii) Revaluation

Under IFRS the Partnership measures power generation and transmission assets at their revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses whereas for U.S. GAAP the Partnership recorded such assets at historic cost less accumulated depreciation. The increase in Partnership capital relates to the difference in the fair value of power generation and transmission assets and their carrying amounts for U.S. GAAP.

(iv) Investment Property

The Partnership measures its land used for commercial property purposes and investment property at fair value under IFRS whereas for U.S. GAAP the Partnership had recorded such assets at historic cost less any accumulated amortization. The increase in Partnership capital relates to the difference in the fair value of investment property and their carrying amounts for U.S. GAAP.

(v)   Deferred Taxes

Deferred taxes are impacted by the change in temporary differences resulting from the effect of the IFRS reconciling items described above.

(e) Reconciliation Of Net Income As Reported Under U.S. GAAP and IFRS

The following is a reconciliation of the Partnership’s net income reported in accordance with U.S. GAAP to its net income in accordance with IFRS for the year ended December 31, 2009 and the three month and nine month periods ended September 30, 2009.

		Three months ended	Nine months ended	Year ended
MILLIONS	Note	September 30, 2009	September 30, 2009	December 31, 2009
Net (loss) income as reported under U.S. GAAP		$(4)	$56	$47
Differences increasing (decreasing) reported net income:
Agricultural assets, net of depletion	(i)	5	14	(10)
Revaluation	(ii)	—	—	(10)
Distributions on redeemable partnership units	(iii)	(4)	(12)	(24)
Mark to market loss adjustment on redeemable partnership units	(iv)	(77)	(94)	(168)
		(76)	(92)	(212)
Net loss as reported under IFRS		$(80)	$(36)	$(165)

(i) Agricultural Assets

For IFRS the Partnership’s standing timber and other agricultural assets are measured at fair value less estimated point-of-sale costs, with changes in fair value or point of sale costs recorded in income during the period of change. Under U.S. GAAP the Partnership had recorded such assets at historic cost and charged a depletion amount to income based upon harvest levels.

(ii) Revaluation

Certain property, plant and equipment were recorded at fair value on transition, at values in excess of their recorded amount under U.S. GAAP. Accordingly, these increased carrying values resulted in higher depreciation during the period.

(iii) Distributions on Redeemable Partnership Units

Under IFRS the redeemable partnership units are classified as liabilities and correspondingly, the distributions on these instruments are recorded in income, rather than as distributions to unitholders, as they were under U.S. GAAP.

(iv) Mark to Market Loss Adjustment on Redeemable Partnership Units

For IFRS the redeemable partnership units are classified as liabilities and are marked to fair value, with the change in fair value recorded in income. The redeemable partnership units are measured to fair value as they are redeemable on demand at fair value.

(f) Reconciliation Of Comprehensive (Loss) Income As Reported Under U.S. GAAP and IFRS

The following is a reconciliation of the Partnership’s comprehensive income reported in accordance with U.S. GAAP to its comprehensive income in accordance with IFRS for the year ended December 31, 2009 and three month and nine month periods ended September 30, 2009.

		Three months ended	Nine months ended	Year ended
MILLIONS	Note	September 30, 2009	September 30, 2009	December 31, 2009
Comprehensive (loss) income as reported under U.S. GAAP		$(6)	$29	$35
Differences increasing (decreasing) reported comprehensive loss:
Differences in net (loss) income	(i)	(76)	(92)	(212)
Revaluation	(ii)	4	13	(45)
		(72)	(79)	(257)
Comprehensive loss as reported under IFRS		$(78)	$(50)	$(222)

(i) Differences in Net (Loss) Income

Reflects the differences in net (loss) income between U.S. GAAP and IFRS as described in 3(e) for the respective period.

(ii) Revaluation of Property, Plant and Equipment

The Partnership measures power generation and transmission assets at their revalued amount. Revaluations of these assets in excess of their cost base less accumulated depreciation are recorded as a component of shareholders’ equity in revaluation surplus.

4.         INVESTMENTS

Investments include associates accounted for under the equity method.

MILLIONS
As at January 1, 2009	$877
Acquisitions	928
Share of loss	(31)
Distributions received	(15)
As at December 31, 2009	1,759
Acquisitions	52
Share of earnings	111
Distributions received	(64)
Dispositions	(74)
As at September 30, 2010	$1,784

The following are the Partnership’s equity accounted investments:

	Ownership Interest		Carried Value
MILLIONS	Sept 30, 2010	Dec 31, 2009	Sept 30, 2010	Dec 31, 2009
Prime	39.9%	39.9%	$686	$665
Transelec	17.8%	17.8%	252	238
Longview	23.0%	23.0%	265	260
IslandTimberlands	37.5%	37.5%	222	221
Brookfield Sponsored Infrastructure Fund	30.0%	45.5%	68	118
Brookfield Sponsored Timber Fund	9.1%	9.1%	94	92
Direct Interest in DBCT	14.2%	15.5%	75	82
Direct Interest in PD Ports	46.4%	30.9%	80	52
PPP	30-50%	30-50%	42	31
Total			$1,784	$1,759

The following tables present certain summarized financial information in total, for all investments in equity accounted affiliates based on a 100% ownership interest in each entity:

	Three months ended	Nine months ended	Three months ended	Nine months ended
MILLIONS	Sept 30, 2010	Sept 30, 2010	Sept 30, 2009	Sept 30, 2009
Gross revenue	$538	$1,579	$158	$450
Costs and expense applicable to gross revenue	(299)	(835)	(64)	(189)
	239	744	94	261
Investment income	4	4	7	16
Cash taxes	(5)	6	—	(2)
Interest expense	(92)	(303)	(49)	(140)
Depreciation and amortization	(67)	(207)	(37)	(92)
Deferred taxes and other	(29)	(76)	—	(69)
Net income (loss)	$50	$168	$15	$(26)

	As at
MILLIONS	Sept 30, 2010	Dec 31, 2009
Current assets	$2,934	$2,927
Non-current assets	12,424	12,699
Total assets	$15,358	$15,626

Current liabilities	$3,302	$2,297
Non-current liabilities	5,925	6,927
Total liabilities	$9,227	$9,224

Certain of our investments are publicly listed entities with active pricing in a liquid market. The publicly listed price of these investments in comparison to the Partnership’s carrying value is as follows:

	Sept 30, 2010		Dec 31, 2009
MILLIONS	Public Price	Carrying value	Public Price	Carrying value
Prime Infrastructure	$596	$686	$521	$665

5.         PROPERTY, PLANT AND EQUIPMENT

The Partnership’s assets include those of GLPL, (“the Ontario Transmission” operations). Those assets are accounted for under the revaluation method, which requires the assets to be carried at their revalued amounts, being the fair value as of the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. The date of revaluation for these assets was December 31, 2009, and the Partnership determined fair value at that date as depreciated replacement cost by considering the current replacement cost of transmission assets and the expected useful lives of existing assets.

The following table presents the changes to the cost basis of the Partnership’s transmission assets:

MILLIONS
Balance at January 1, 2009	$228
Additions	11
Foreign currency translation	37
Balance at December 31, 2009	276
Additions	5
Foreign currency translation	6
Balance at September 30, 2010	$287

The following table presents the changes to the accumulated amortization of the Partnership:

MILLIONS
Balance at January 1, 2009	$(54)
Depreciation expense	(6)
Business combination	(2)
Foreign currency translation	(9)
Balance at December 31, 2009	(71)
Depreciation expense	(6)
Foreign currency translation	(2)
Balance at September 30, 2010	$(79)

6.         SEGMENTED INFORMATION

Brookfield Infrastructure’s operating segments are utilities, energy and transport and timber. A key measure used by the Chief Operating Decision Maker in assessing performance and in making resource allocation decisions is funds from operations (“FFO”), a measure not defined by IFRS, which enables the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, fair value adjustments, unrealized gains or losses on derivative instruments, deferred taxes, interest charges and fair value adjustments on redeemable partnership units and other non-cash items. The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on both a 100% basis and a proportional basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods. For cost accounted investments, the segment results reflect dividend income.

FOR THE THREE MONTH PERIOD ENDED	Utilities		Energy and Transport		Timber
SEPTEMBER 30, 2010		Partnership		Partnership		Partnership
US$ MILLIONS	100%	Share	100%	Share	100%	Share	Corporate	Total(1)

Revenues	$237	$86	$289	$127	$82	$23	—
Cost attributed to revenues	(61)	(24)	(204)	(90)	(60)	(16)	(11)
Other Income	—	—	—	—	—	—	—
EBITDA	176	62	85	37	22	7	(11)
Other income (expenses)	3	—	2	1	(1)	—	4
Interest expense	(48)	(18)	(42)	(17)	(21)	(7)	(1)
Cash taxes	(1)	(1)	(4)	(1)	(1)	—	—
FFO	130	43	41	20	(1)	—	(8)
Depreciation and amortization	(37)	(13)	(40)	(17)	—	—	—
Fair value adjustments	—	—	—	—	6	2	—
Unrealized (losses) gains on derivative instruments	(56)	(11)	—	—	—	—	7
Deferred taxes and other items	(22)	(10)	79	31	(2)	(1)	(22)
Mark to market loss on redeemable partnership units	—	—	—	—	—	—	(129)
Net income (loss)	$15	$9	$80	$34	$3	$1	$(152)	$(108)

FOR THE NINE MONTH PERIOD ENDED	Utilities		Energy and Transport		Timber
SEPTEMBER 30, 2010		Partnership		Partnership		Partnership
US$ MILLIONS	100%	Share	100%	Share	100%	Share	Corporate	Total(1)

Revenues	$642	$236	$957	$377	$256	$77	—
Cost attributed to revenues	(185)	(75)	(610)	(254)	(164)	(48)	(31)
Other Income	—	—	—	—	—	—	1
EBITDA	457	161	347	123	92	29	(30)
Other income (expenses)	3	—	3	1	(3)	1	4
Interest expense	(149)	(57)	(151)	(53)	(63)	(21)	(6)
Cash taxes	(2)	(2)	1	1	(2)	—	—
FFO	309	102	200	72	24	9	(32)
Depreciation and amortization	(115)	(41)	(133)	(51)	—	—	—
Fair value adjustments	—	—	—	—	8	2	—
Unrealized (losses) gains on derivative instruments	(62)	(11)	—	—	—	—	3
Deferred taxes and other items	(22)	(12)	61	25	(10)	(4)	(47)
Mark to market loss on redeemable partnership units	—	—	—	—	—	—	(96)
Net income (loss)	$110	$38	$128	$46	$22	$7	$(172)	$(81)

FOR THE THREE MONTH PERIOD ENDED	Utilities		Timber
SEPTEMBER 30, 2009		Partnership		Partnership
US$ MILLIONS	100%	Share	100%	Share	Corporate	Total(1)

Revenues	$92	$23	$57	$19	$—	$
Dividend and other income	—	—	—	—	1
Cost attributed to revenues	(16)	(4)	(40)	(13)	(3)
EBITDA	76	19	17	6	(2)
Investment and other income	5	1	5	1	—
Other income (expenses)	—	—	—	—	—
Interest expense	(22)	(5)	(20)	(6)	(1)
Cash taxes	—	(1)	—	—	—
FFO	59	14	2	1	(3)
Depreciation and amortization	(22)	(5)	—	—	—
Fair value adjustments	—	—	3	1	—
Unrealized losses on derivative instruments	(5)	(1)	—	—	—
Deferred taxes and other items	(25)	(5)	(6)	(2)	(3)
Mark to market loss on redeemable partnership units	—	—	—	—	(77)
Net income (loss)	$7	$3	$(1)	$—	$(83)	$(80)

FOR THE NINE MONTH PERIOD ENDED	Utilities		Timber
SEPTEMBER 30, 2009		Partnership		Partnership
US$ MILLIONS	100%	Share	100%	Share	Corporate	Total(1)

Revenues	$254	$63	$174	$59	$—	$
Dividend and other income	3	3	—	—	1
Cost attributed to revenues	(44)	(12)	(122)	(41)	(9)
EBITDA	213	54	52	18	(8)
Investment and other income	8	2	—	—	—
Other income	68	68	5	1	—
Interest expense	(63)	(14)	(60)	(19)	(4)
Cash taxes	—	(1)	—	—	—
FFO	226	109	(3)	—	(12)
Depreciation and amortization	(56)	(13)	—	—	—
Fair value adjustments	—	—	(30)	(8)	—
Unrealized (losses) gains on derivative instruments	(51)	(10)	—	—	1
Deferred taxes and other items	(38)	(8)	18	4	(5)
Mark to market loss on redeemable partnership units	—	—	—	—	(94)
Net income (loss)	$81	$78	$(15)	$(4)	$(110)	$(36)

(1)            The majority of Brookfield Infrastructure’s investments are accounted for using the equity method of accounting in accordance with note 2. This results in the earnings from these investments being presented in one line on the Statement of Operations. The above tables presents the detailed components making up net income for investments accounted for using the consolidation, equity and cost methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statement of Operations.

7.         ACQUISITIONS

On August 23, 2010, we announced that we entered into a definitive merger agreement with Prime Infrastructure whereby Prime securityholders will receive 0.24 BIP units per Prime unit held. Based on BIP’s unit price as at September 30, 2010, the transaction values Prime Infrastructure implicitly at $1.6 billion. Subsequent to quarter end, we announced that we increased the merger consideration to Prime securityholders by A$ 0.20 per security. Upon successful completion of the transaction, Brookfield Infrastructure will increase its ownership of Prime from 40% to 100%. Our current expectation is that the transaction will be completed in the fourth quarter of 2010.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2010

INTRODUCTION

This Management’s Discussion & Analysis (MD&A) should be read in conjunction with Brookfield Infrastructure Partners L.P.’s (the Partnership) most recently issued Form 20-F. Additional information, including the Partnership’s Form 20-F, is available on the Partnership’s website at www. brookfieldinfrastructure.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.

Business Overview

We own and operate high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utility businesses, transport and energy businesses and timber assets in North and South America, Australasia, and Europe. Our vision is to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for our unitholders. To accomplish this objective, we will seek to leverage Brookfield Asset Management Inc’s (Brookfield) best-in-class operating platforms to acquire targeted assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored partnerships that target acquisitions that suit our profile. We will focus on consortiums and partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

Our objective is to earn a total return of 12% to 15% per annum on the infrastructure assets that we operate, measured over the long-term. This return will be generated from the in-place cash flow of our current operations plus growth. We endeavor to manage our operations to generate increasing funds from operations (FFO) per unit over time. If we are successful in doing so, we will be able to increase distributions to unitholders. Additionally, the increase in our FFO per unit should result in capital appreciation. Thus, for our business as a whole, our key performance measure is AFFO yield, defined as FFO less maintenance capital expenditures (adjusted funds from operations or AFFO) divided by partnership capital, which measures the sustainable return on capital that we have deployed. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track the key value drivers for each of our operating platforms. See Operating Platforms for more detail.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity for recurring growth capital expenditures and general purposes. We currently believe that a payout of 60% to 70% of our FFO is appropriate. In light of the per unit FFO growth that we foresee in our operations, we are targeting 3% to 7% annual distribution growth. Our target is to increase our quarter distribution by 13% to $0.31 per unit in 2011, subject to Board approval and business conditions at that time.

Basis of Presentation

The Partnership’s sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L. P. (Brookfield Infrastructure), which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership’s because they present the financial position and results of our underlying operations in greater detail. Brookfield and its affiliates own the remaining 41% of Brookfield Infrastructure through redeemable partnership units.

The unaudited results that are presented in this MD&A reflect the financial position and results of Brookfield Infrastructure’s operations for the three month and nine month periods ended September 30, 2010. Brookfield Infrastructures’s Partnership capital includes the redeemable partnership units as they can be converted to an equivalent interest in Partnership units through the redemption exchange mechanism. Per unit net income for Brookfield Infrastructure is equivalent to per unit net income of the Partnership as Brookfield Infrastructure units are exchangeable into Partnership units on a one-for-one basis.

For each operating platform — utilities, transport and energy and timber — this MD&A outlines Brookfield Infrastructure’s proportionate share of results in order to demonstrate the impact of key value drivers of each of these operating platforms on Brookfield Infrastructure’s overall performance.

The Partnership and Brookfield Infrastructure prepare their financial statements in accordance with International Financial Reporting Standards (GAAP). All figures are provided in U.S. dollars, unless otherwise noted.

OUR OPERATIONS

Our business is comprised of high quality, long-life assets that provide essential products and services for the global economy. We have a stable cash flow profile with over 77% of our EBITDA supported by regulated or contractual revenues. While each of our businesses have high barriers to entry and strong competitive positions, we generate cashflows under a number of different revenue frameworks. As a result, we group our businesses into operating platforms based on the similarities in their underlying economic drivers in order to assist our unitholders in evaluating our performance and assessing our value.

Our operating platforms are summarized below:

Operating Platform	Asset Type	Location
Utilities
	Electricity Transmission	North & South America
	Energy Distribution	Australasia and Europe
	Coal terminal Operations	Australasia

Transport and Energy (1)
	Energy Transmission	Primarily North America
	Railroad	Australasia
	Ports	Europe

Timber
	Freehold Timberlands	North America

(1) Formerly called Fee for Service

Our utilities platform is comprised of regulated businesses which earn a return on their asset base as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. Our transport and energy platform provides transportation, storage and handling services for energy, freight and bulk commodities for which we are paid an access fee. Profitability is based on the price and volume achieved for the provision of these services. Our timber platform is comprised of freehold timberlands that provide inputs for a number of essential products on a sustainable basis for the global economy, including structural lumber.

OVERVIEW OF PERFORMANCE

In this section we review our performance and financial position for the three and nine month periods ended September 30, 2010. Further details on our operations and financial position are contained within the review of Operating Platforms.

To measure performance, we focus on net income as well as funds from operations (FFO) and adjusted funds from operations (AFFO). We define FFO as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items, and AFFO as FFO less maintenance capex, as detailed in the Reconciliation Of Non-GAAP Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the long-term sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meaning prescribed by GAAP, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers, and FFO and AFFO have limitations as analytical tools. See the Reconciliation Of Non-GAAP Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable GAAP measure.

Results of Operations

Our financial statements reflect a mix of consolidated, equity and cost accounting. As a result of our levels of ownership, a significant component of our results of operations are contained within the Earnings from Investments in Associates line in our consolidated income statement. For more detail on the key drivers of our performance, refer to the Operating Platforms section of this MD&A.

The following table summarizes the financial results of Brookfield Infrastructure.

	Three months ended Sept 30		Nine months ended Sept 30
MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED	2010	2009	2010	2009
Key Metrics
Funds from operations (FFO) (1)	$55	$12	$151	$29
Per unit FFO (1)	0.52	0.32	1.42	0.76
Payout ratio (2)	53%	84%	58%	97%
Growth of per unit FFO (1)	63%	—	87%	—
Adjusted funds from operations (AFFO) (1),(3)	44	9	122	22
AFFO yield (1),(4)	10%	4%	9%	3%

Summary Income Statement
Revenues	$10	$8	$28	$22
Earnings from investments in associates	36	4	71	3
Dividend and other income	4	—	4	3
Selling, general and administrative expenses	(8)	(3)	(23)	(10)
Interest expense — corporate borrowings (5)	(3)	(2)	(6)	(7)
Interest expense — non-recourse borrowings	(2)	(2)	(6)	(5)
Gain on sale of TBE, net	—	—	—	68
Mark to market loss on redeemable partnership units	(129)	(77)	(96)	(94)
Net loss	(108)	(80)	(81)	(36)
Per unit net loss (6)	(1.01)	(2.11)	(0.76)	(0.94)

	As at
MILLIONS, UNAUDITED	Sept 30, 2010	Dec 31, 2009
Summary Balance Sheet
Cash and cash equivalents	$6	$58
Total assets	2,085	2,057
Partnership capital (6)	1,875	1,894
Corporate borrowings	17	—
Non-recourse borrowings	114	114

(1)            Excluding gain on sale of TBE recorded in the prior year.

(2)            Payout ratio is defined as distributions to unitholders divided by FFO.

(3)            AFFO is defined as FFO less maintenance capital expenditures.

(4)            AFFO yield is defined as AFFO divided by average partnership capital, expressed on an annualized basis.

(5)            Excludes interest paid on redeemable partnership units.

(6)            Includes redeemable partnership units.

For the three and nine month periods ended September 30, 2010, we generated FFO of $55 million and $151 million or FFO per unit of $0.52 and $1.42, respectively. On an average equity base for the quarter of $1,825 million, this represents an annualized AFFO yield of 10%, driven by strong returns on capital in our utilities and transport and energy businesses offset by our timber business. For the three month period, our FFO per unit increased by 63% over the same period in the prior year, primarily due to the contribution from assets acquired in the Prime recapitalization. For the three month period, our distribution of $0.27 per unit implied a payout of 53% of our FFO. Excluding non-recurring items of $9 million, consisting of a retroactive assessment of $6 million at our Australian coal terminal and $3 million of notional interest relating to the final close of a Brookfield-sponsored infrastructure fund our payout was 63%, which is in line with our targeted payout ratio of 60% to 70%.

For the three and nine month period ended September 30, 2010, we recorded a net loss of $108 million and $81 million, compared to a net loss of $80 million and $36 million in the same period of 2009. Our net losses are attributable to the significant non-cash, mark to market loss on our redeemable partnership units as a result of appreciation of BIP’s unit price during the quarter.

As at September 30, 2010, we had $2,085 million in assets and $1,875 million in Partnership capital. Corporate borrowings totaled $17 million at period end. Our consolidated balance sheet at September 30, 2010 reflects $114 million of non-recourse borrowings in our Ontario transmission operations.

ACQUISITIONS AND DIVESTITURES

On August 23, 2010, we announced that we entered into a definitive merger agreement with Prime Infrastructure whereby Prime securityholders will receive 0.24 BIP units per Prime unit held. Based on BIP’s unit price as at September 30, 2010, the transaction values Prime Infrastructure implicitly at $1.6 billion. Subsequent to quarter end, we announced that we increased the merger consideration to Prime securityholders by A$ 0.20 per security. Upon successful completion of the transaction, Brookfield Infrastructure will increase its ownership of Prime from 40% to 100%. Our current expectation is that the transaction will be completed in the fourth quarter of 2010.

During the quarter, Brookfield announced the final closing of a $2.7 billion infrastructure fund. Brookfield will manage the Fund and has committed 25% of the total capital commitments. Brookfield’s intent is that its capital commitment would be primarily funded by Brookfield Infrastructure. The Fund’s main investments to date are an Australian coal terminal, a UK port operator and a Texas transmission development project. In accordance with Brookfield’s funding strategy, we committed the capital for these various investments. Following the final closing of this Fund, our ownership interest is 41%, 60% and 11%, respectively in the aforementioned operations.

Through our interest in Prime Infrastructure, we are co-owners of a European-based port operator. Prime’s current interest in the port is 60%; however its ownership is subject to a share equalization scheme. Dependent upon the business’ financial performance in 2012 and 2013, Prime’s ownership will range between 35% and 65%. We currently expect that Prime’s ownership will decrease to a level in the range of 40%.

SELECTED INCOME STATEMENT AND BALANCE SHEET INFORMATION

The following table presents selected income statement and balance sheet information by operating platform on a proportionate basis:

INCOME STATEMENT	Three months ended Sept 30		Nine months ended Sept 30
MILLIONS, UNAUDITED	2010	2009	2010	2009
Net income (loss) by segment
Utilities	$9	$3	$38	$78
Transport and energy	34	—	46	—
Timber	1	—	7	(4)
Corporate and other	(152)	(83)	(172)	(110)
Net losses	$(108)	$(80)	$(81)	$(36)

EBITDA by segment
Utilities	$62	$19	$161	$54
Transport and energy	37	—	123	—
Timber	7	6	29	18
Corporate and other	(11)	(2)	(30)	(8)
EBITDA	$95	$23	$283	$64

FFO by segment
Utilities	$43	$14	$102	$109
Transport and energy	20	—	72	—
Timber	—	1	9	—
Corporate and other	(8)	(3)	(32)	(12)
Funds from operations (FFO)	$55	$12	$151	$97

Balance Sheet

	Sept 30, 2010	Dec 31, 2009
Total assets by segment
Utilities	$2,058	$2,088
Transport and energy	1,497	1,390
Timber	1,041	1,037
Corporate and other	(25)	(97)
Total assets	$4,571	$4,418

Net debt by segment
Utilities	$1,330	$1,335
Transport and energy	946	904
Timber	460	464
Corporate and other	(40)	(179)
Total net debt	$2,696	$2,524

Partnership capital by segment
Utilities	$728	$753
Transport and energy	551	486
Timber	581	573
Corporate and other	15	82
Total partnership capital	$1,875	$1,894

OPERATING PLATFORMS

In this section, we review the results of our principal operating platforms: utilities, transport and energy and timber.

Utilities Operations

Our utilities platform is comprised of regulated businesses which earn a return on their asset base as well as businesses with long term contracts designed to generate a return on capital over the life of the contract. In this segment, we own and operate assets that earn a return on a regulated or notionally stipulated asset base which we refer to as rate base. The rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contract for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities platform, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. These competitive advantages often enable us to invest capital at attractive returns. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Virtually 100% of our utility platform’s EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities platform are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, our return on rate base, as well as our AFFO yield.

Our utilities platform is comprised of the following:

Coal Terminal Operations

•                  Operate one of the world’s largest coal export terminals, located in Queensland, Australia, with 85 mtpa of coal handling capacity

•                  Account for 20% of global seaborne metallurgical coal exports and 8% of global seaborne coal exports

Electricity Transmission

•                  Operate 8,750 kilometers of transmission lines in North and South America

•                  Transmit electricity to 98% of the population of Chile

Energy Distribution

•                  Operate 804,000 electricity and natural gas connections

•                  One of the largest distributors of energy in New Zealand and one of the largest independent operators of utility connections in the UK

Results of Operations

The following table presents the roll-forward of our rate base and selected key metrics:

	Three months ended Sept 30		Nine months ended Sept 30
MILLIONS, UNAUDITED	2010	2009	2010	2009
Rate base, start of period	$1,816	$531	$1,891	$538
Capital expenditures	14	6	49	12
Inflation and other indexation	8	—	49	(13)
Regulatory depreciation	(10)	(2)	(38)	(6)
Foreign exchange	10	31	(113)	35
Rate base, end of period	$1,838	$566	$1,838	$566

Funds from operations (FFO) (1)	$43	$14	$102	$41
Maintenance capital	(3)	(2)	(8)	(5)
Adjusted funds from operations (AFFO)	$40	$12	$94	$36

Return on Rate base (2)	14%	14%	12%	13%
AFFO yield (3)	23%	15%	17%	15%

(1)            Excludes gain on sale of TBE in 2009.

(2)            Return on rate base is EBITDA divided by average rate base, expressed on an annualized basis.

(3)            AFFO yield is AFFO divided by average partnership capital, expressed on an annualized basis.

Our utilities platform generated FFO of $43 million in the three month period ended September 30, 2010. Excluding non-recurring revenue, our FFO was $37 million. After deducting maintenance capital expenditures of $3 million, our AFFO yield, on a recurring basis, was 19% on an average capital base of $704 million. The rate base for our utilities platform increased by 1% to $1,838 million during the three month period ended September 30, 2010 due primarily to foreign exchange, growth capital expenditures and inflation indexation. In the quarter, our return on rate base was 14%, consistent with the prior year. Our AFFO yield and return on RAB for the quarter were driven by strong performances from our coal terminal operations and our electricity transmission business (see detail on page 24).

The following table presents our utilities platform’s proportionate share of financial results:

	Three months ended Sept 30		Nine months ended Sept 30
MILLIONS, UNAUDITED	2010	2009	2010	2009
Revenue	$86	$23	$236	$63
Costs attributed to revenues	(24)	(4)	(75)	(12)
Dividend income	—	—	—	3
EBITDA	62	19	161	54
Other income	—	1	—	2
Gain on sale of investment (after-tax) (1)	—	—	—	68
Interest expense	(18)	(5)	(57)	(14)
Cash taxes	(1)	(1)	(2)	(1)
Funds from operations (FFO)	43	14	102	109
Depreciation and amortization	(13)	(5)	(41)	(13)
Unrealized losses on derivative instruments	(11)	(1)	(11)	(10)
Deferred taxes and other items	(10)	(5)	(12)	(8)
Net income	$9	$3	$38	$78

(1)   Gain on sale of TBE, net of cash taxes paid.

For the three months ended September 30, 2010, our utilities platform generated EBITDA and FFO of $62 million and $43 million, respectively, compared to $19 million and $14 million in the comparable period of 2009. The increase in FFO is attributable primarily to the contribution from assets acquired in the Prime recapitalization.

The following table presents EBITDA and FFO for each operation in this platform:

	EBITDA				FFO
	Three months ended		Nine months ended		Three months ended		Nine months ended
	Sept 30		Sept 30		Sept 30		Sept 30
MILLIONS, UNAUDITED	2010	2009	2010	2009	2010	2009	2010	2009
Coal terminal Operations
Australasia	$28	$—	$70	$—	$19	$—	$43	$—
ElectricityTransmission
South America	13	12	37	34	11	10	29	26
North America	8	7	21	17	5	4	13	11
Energy Distribution
Australasia	8	—	20	—	5	—	10	—
Europe	5	—	13	—	3	—	7	—
Other	—	—	—	3	—	—	—	72
Total	$62	$19	$161	$54	$43	$14	$102	$109

Our coal terminal and our South American transmission operations are responsible for 66% and 70%, respectively, of EBITDA and FFO in our utilities platform.

Our coal terminal operations reported EBITDA and FFO of $28 million and $19 million, respectively, for the period, which exceeded our expectations. During the quarter, our regulator authorized inclusion of incremental costs of the Phase 2/3 expansion in our RAB. Our FFO for the quarter, reflected a rate increase as a result of this additional RAB, as well as a non-recurring payment of $6 million associated with retroactive application of the rate increase.

Our South American transmission operations’ EBITDA and FFO for the period were $13 million and $11 million, respectively, versus $12 million and $10 million in the comparable period of 2009. The improved performance is primarily a result of returns on growth capital expenditures and lower interest costs.

Non-cash expenses are primarily comprised of depreciation and amortization, non-cash inflation indexation on our Chilean peso denominated debt and unrealized mark to market losses on derivative contracts. Depreciation and amortization totalled $13 million for the three months ended September 30, 2010, compared to $5 million in the prior year. The increase primarily related to our larger asset base.

Regulatory Update

Our utilities businesses have periodic reviews of their rates by regulators. However, our regulatory risk is reduced due to the number of jurisdictions in which we operate.

In September 2010, our Australian coal terminal’s Draft Access Undertaking (DAU) was approved by the Queensland Competition Authority (QCA), effectively maintaining the current formula for calculating our regulated weighted average cost of capital (WACC). This access undertaking had the full support of all of our customers. The WACC that will apply to the new access undertaking is 9.86% compared with 8.89% for the prior period. This increased WACC translates into an incremental $45 million of revenue and EBITDA over the 5.5 year regulatory period commencing January 1, 2011.

Business Development

Within our utility operations, we have numerous opportunities to upgrade and expand our rate base. While we are required to make certain capital expenditures to maintain safety and reliability, we will direct discretionary capital to those businesses that provide the highest risk-adjusted returns. In our utility platform, we expect to earn a return on the equity that we invest which is consistent with our existing AFFO yield.

Our capital project backlog is comprised of investments that will increase our rate base. It is defined as projects that have been awarded to us as well as projects that have been filed with the regulator with scheduled expenditures within the next two years, for which we have not invested the capital.

The following table presents the roll-forward of our capital project backlog:

MILLIONS, UNAUDITED
Capital project backlog, start of period	$191
Additional capital projects	22
Less capital expenditures	(14)
Foreign exchange and other	7
Capital project backlog, end of period	$206

During the quarter, our capital project backlog increased by $15 million due primarily to new project mandates that our Chilean transmission business won during the quarter as the transmission grid is built out to support economic growth in the country. Furthermore, there were additions to our capital backlog in our North American electricity transmission operations and our UK connections business.

Finally, we made progress on the potential expansion of our Australian coal terminal during the quarter. Our coal terminal serves as the critical link in the export of metallurgical coal from the Bowen Basin, one of the lowest cost resources in the world. Due to the global demand for metallurgical coal, there has been considerable customer demand to expand our facility. Any expansion of our facility greater than 5% will require us to build a facility at an adjacent location. In July, the Queensland government announced that we were appointed as one of two preferred providers for the development of a new coal export facility at Dudgeon Point, approximately 4 kilometers north of our current facility. During the quarter, we progressed the operational concept studies which allocate the land at Dudgeon Point between ourselves and the other preferred provider as well as the framework agreement with the Queensland government. As a result of our ability to leverage our existing infrastructure, we believe we have a substantial cost advantage over a greenfield facility. If successful, we anticipate that our share of the expansion will require an investment exceeding $2 billion.

Transport and Energy Operations

Our transport and energy platform is comprised of open access systems that provide transportation, storage and handling of energy, freight and bulk commodities. This operating platform is comprised of businesses with price ceilings as a result of regulation, such as our energy transmission and rail operations, as well as unregulated businesses, such as our ports. Transport and energy businesses typically have high barriers to entry and in many instances have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships. Our transport and energy platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our transport and energy platform mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 70% of our transport and energy platform’s EBITDA is supported by long-term contractual revenues.

Our objectives for our transport and energy platform are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services, and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, EBITDA margin as well as our AFFO yield.

Our transport and energy platform is comprised of the following:

Energy Transmission

•                  Operate 15,500 kilometers of natural gas transmission lines primarily in the U.S.

•                  Serve 60% of the Chicago/Northern Indiana natural gas market

•                  Operate 7% of U.S. natural gas storage capacity

Rail Operations

•                  Operate 5,100 kilometers of tracks

•                  Sole provider of rail service in Southwestern Western Australia

Ports Operations

•                  Handle 85 million tonnes of goods annually

•                  Operate 20 ports across the UK, Europe and China

Results of Operations

The following table presents the key metrics of our transport and energy platform:

	Three months ended Sept 30		Nine months ended Sept 30
MILLIONS, UNAUDITED	2010	2009	2010	2009
Growth capital expenditures	$8	$—	$14	$—
Revenue growth:
Acquisitions	100%	—	100%	—
Volume	—	—	—	—
Rates	—	—	—	—
	100%	—	100%	—

EBITDA Margin (1)	29%	—	33%	—

Funds from operations (FFO)	$20	$—	$72	$—
Maintenance capital	(8)	—	(21)	—
Adjusted funds from operations (AFFO)	$12	$—	$51	$—

AFFO yield (2)	9%	—	13%	—

(1)             EBITDA margin is EBITDA divided by revenues.

(2)             AFFO yield is AFFO divided by average partnership capital, expressed on an annualized basis.

Our transport and energy platform earned FFO of $20 million in the quarter ended September 30, 2010. After deducting maintenance capital expenditures of $8 million, we generated an AFFO yield of 9% on an average capital base of $515 million during the quarter, compared with 16% in the prior quarter. The lower AFFO yield is a result of lower FFO in our North American gas transmission business (see detail on page 28), higher maintenance capex in our western Australia railroad and UK ports and higher invested capital as a result of foreign exchange and the impact of non-cash deferred taxes.

The following table presents our transport and energy platform’s proportionate share of financial results:

	Three months ended Sept 30		Nine months ended Sept 30
MILLIONS, UNAUDITED	2010	2009	2010	2009
Revenues	$127	$—	$377	$—
Cost attributed to revenues	(90)	—	(254)	—
EBITDA	37	—	123	—
Other income	1	—	1	—
Interest expense	(17)	—	(53)	—
Cash taxes	(1)	—	1	—
Funds from operations (FFO)	20	—	72	—
Depreciation, depletion and amortization	(17)	—	(51)	—
Deferred taxes and other items	31	—	25	—
Net income	$34	$—	$46	$—

For the three months ended September 30, 2010, our transport and energy platform generated EBITDA and FFO of $37 million and $20 million, respectively, compared to $nil in the same period of 2009, as a result of the contribution from our newly acquired assets.

The following table presents EBITDA and FFO for each operation in this operating platform:

	EBITDA				FFO
	Three months ended		Nine months ended		Three months ended		Nine months ended
	Sept 30		Sept 30		Sept 30		Sept 30
MILLIONS, UNAUDITED	2010	2009	2010	2009	2010	2009	2010	2009
Energy transmission
North America	$14	$—	$45	$—	$7	$—	$28	$—
Other	—	—	7	—	—	—	5	—
Railroad
Australasia	8	—	30	—	5	—	20	—
Ports
UK	9	—	24	—	5	—	12	—
Europe	6	—	17	—	3	—	7	—
Total	$37	$—	$123	$—	$20	$—	$72	$—

Our North American gas transmission, Australian railroad and UK ports operations are responsible for 84% and 85%, respectively, of EBITDA and FFO in our transport and energy platform.

Our North American gas transmission business reported EBITDA and FFO of $14 million and $7 million, respectively, for the quarter. This performance was below expectations due to the implementation of the FERC rate settlement on July 30, combined with softening market conditions for certain products that are exposed to market pricing, offset by lower maintenance expenses. The business also generated FFO which was lower than the prior period as a result of a one-time cash tax refund of $4 million recorded in the prior period.

Our UK ports operation reported EBITDA and FFO of $9 million and $5 million, respectively, for the quarter which was in line with expectations. We continue to benefit from volume growth in our container operations, which increased by 50% over the first nine months of last year. During the quarter, volume growth was somewhat offset by lower margins in our containerized operations due to inefficiencies arising from operating at full capacity. In addition, our results were favorably impacted by higher conservancy revenues.

Our Australian railroads reported EBITDA and FFO of $8 million and $5 million, respectively, for the quarter, which was below expectations as a result of weak grain freight volumes. Our results were also impacted by higher maintenance costs that were deferred from earlier in the year. We expect a similar level of maintenance costs in the fourth quarter of this fiscal year.

Business Development and Outlook

In our transport and energy platform, we strive to increase the amount of goods that we can transport or handle in a capital efficient manner. Due to the economies of scale or strategic locations of our networks, we are often able to earn very attractive returns when we invest capital to expand our facilities to serve our customers’ growth requirements.

The following table presents our proportionate share anticipated growth capital expenditures for the next 24 months for our transport and energy platform:

MILLIONS
Australian railroad	$196
UK port operations	17
Total growth capital expenditures	$213

Our Australian railroad primarily ships bulk commodities (iron ore, alumina, coal, minerals, and grain) to ports along the west coast of Australia. Due to high costs and inefficiency of road transportation, our rail network often provides the sole economic access to the export market for our customers. With the significant iron-ore mining developments currently underway in Western Australia, we are currently proceeding with two substantial expansions of our system at a total capital cost of A$196 million to support 9 mtpa of iron-ore projects.

As a result of one of the lowest recorded periods of rainfall on record in Western Australia, the outlook for the 2010 grain harvest has been significantly downgraded. Transporting grain is a major source of revenue for our Australian railroad, representing around 20% of annual revenue during an average grain harvest year. The revised forecast for the 2010 grain harvest projects a 40% drop in grain revenues, which implies a reduction of our share of revenues of approximately A$8 million through the middle of 2011. As this business has a predominately fixed cost structure, this decline in revenues will largely fall to the bottom line. We are aggressively reviewing operational cost saving initiatives to mitigate this negative impact.

In our port operations, our volumes of containerized goods have increased as our customers seek to maximize the seaborne movement of their cargo. Seaborne transportation is increasingly viewed as more efficient and cost effective than other modes of transportation in Europe given poor rail access, heavily congested roads and the increased cost of fuel. In addition, through the reduction of road miles traveled to deliver goods, our customers are able to mitigate their carbon footprint, an area receiving increasing attention from local and federal governments. Our UK port has been successful in attracting leading retailers to locate distribution facilities on or near our port. In the first half of 2010, container volumes at our UK port increased by over 50% compared to the first nine months of 2009. As a result, we are currently operating at capacity. We recently announced the £11 million first phase of an approximate £19 million plan to expand our container facility. The expansion will modernize our operations and increase capacity from 235,000 to 450,000 TEU’s (1).

Prior to the acquisition of our UK ports, it was announced that Corus, one of our largest customers, would be mothballing its blast furnace and steel export operations at Teesport. The closure, which is now substantially complete, resulted in a loss of activity from both the import of raw materials to feed the blast furnace and the export of finished steel slab. In August, 2010, SSI, the largest steel manufacturer in Thailand, announced that it signed a memorandum of understanding with Corus to acquire the blast furnace for £500 million and restart operations. Based on Corus’ historical performance, this could increase our EBITDA by up to $7 million per annum.

Timber

Our timber platform consists of high-quality, freehold timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. Our timberlands are predominantly comprised of premium Douglas-fir, whitewood and cedar species suitable for high value structural and appearance applications. In addition, our timberlands are uniquely situated near the Pacific coast which provides ready access to export markets. While we benefit from strong export markets, North American market conditions remain the primary driver of our timber operations’ results. Our land holdings also include a substantial holding of higher and better use (HBU) lands, which may have greater value if used for real estate development or other purposes.

The following table presents our proportionate share of selected statistics of our timberlands:

	As at Sept 30
UNAUDITED	2010	2009
Timberlands (000’s acres)	419	420
HBU lands (000’s acres)	12	12
Long-run sustainable yield (millions m3 per annum)	1.6	1.6
Deferred harvest volume (millions m3)	2.9	2.8

Our timberlands have an estimated merchantable inventory of 29.1 million m3 of timber, which includes a deferred harvest volume of 2.9 million m3. This deferred harvest volume is in addition to harvest volumes that reflect annual timber growth as determined through our long-run sustainable yield (LRSY). As markets improve, we plan to ramp-up our production to monetize this deferred harvest volume over an approximate 10 year period.

One of the key attributes of our timber platform is its operating flexibility, which allows us to optimize our harvest mix and harvest levels as well as the markets into which we sell in order to maximize value. Based on anticipated market conditions, we plan our annual harvest to produce the products that offer the most attractive margins. Furthermore, we shift product sales between the domestic and export markets to maximize realized prices of our logs, net of transportation costs. When log prices are attractive, we increase harvest levels to monetize the value of our inventory.

(1) TEU denotes twenty foot equivalent units, the standard box size for shipping containers.

When log prices are weak, we grow inventory on the stump to enhance value through capital appreciation. Our objective for our timber platform is to maximize the total return on the capital that we invest. Our performance can be measured by our harvest levels, EBITDA margin and AFFO yield.

Results of Operations

The following table summarizes our harvest, sales and sales price realizations by species for our timber operations:

	Three months ended September 30, 2010				Three months ended September 30, 2009
	Harvest	Sales		Revenue	Harvest	Sales		Revenue
UNAUDITED	(000’s m3)	(000’s m3)	Revenue/m3	($ millions)	(000’s m3)	(000’s m3)	Revenue/m3	($ millions)
Douglas-fir	117	141	$85	$12	112	118	$76	$9
Whitewood	85	93	65	6	87	83	60	5
Other species	70	72	69	5	67	70	57	4
	272	306	$75	$23	266	271	$66	$18
HBU and other sales				—				1
Total				$23				$19

	Nine months ended September 30, 2010				Nine months ended September 30, 2009
	Harvest	Sales		Revenue	Harvest	Sales		Revenue
UNAUDITED	(000’s m3)	(000’s m3)	Revenue/m3	($ millions)	(000’s m3)	(000’s m3)	Revenue/m3	($ millions)
Douglas-fir	449	486	$86	$42	386	419	$79	$33
Whitewood	265	287	66	19	171	187	59	11
Other species	210	219	73	16	175	197	71	14
	924	992	$78	$77	732	803	$72	$58
HBU and other sales				—				1
Total				$77				$59

From a macroeconomic perspective, seasonally adjusted, annualized U.S. housing starts fell 5% from the second quarter of 2010, reflecting the continuing overhang from the inventory of foreclosed homes and the expiration of the U.S. home buyer tax credit in April. This level remains at approximately 40% of long-term trend levels.

In the third quarter, our average realized price for Douglas-fir and whitewood increased by 12% and 8%, respectively, over the prior year. However, compared with the previous quarter, our average price for both Douglas-fir and whitewood declined by 7% and 8%, respectively. While conditions in the domestic market are considerably better then a year ago, third quarter demand softened considerably from the prior quarter, which benefitted from inventory restocking by saw mills.

In response to the weaker price environment, we reduced harvest levels for both our higher margin Douglas-fir and whitewood logs compared to the previous quarter. Our harvest levels were 2% ahead of the comparable quarter in 2009 when we initially reduced our cut in response to weak market conditions, due to strong demand from Asia for whitewood and lower-grade Douglas-fir, we continued to shift a significant proportion of our timber to off-shore markets. Export volumes represented 46% of shipments in the quarter, compared to 49% in the comparable quarter of 2009.

The following table presents an analysis of the timber platform’s key metrics:

	Three months ended Sept 30		Nine months ended Sept 30
MILLIONS, UNAUDITED, UNLESS OTHERWISE NOTED	2010	2009	2010	2009
Harvest (000’s m3)	272	266	924	732
EBITDA margin (1)	30%	32%	38%	31%
Funds from operation (FFO)	$—	$1	$9	$—
Maintenance capital	—	(1)	—	(2)
Adjusted funds from operations (AFFO)	$—	$—	$9	$(2)

AFFO yield (2)	0%	0%	2%	(1)%

(1)             EBITDA divided by revenue.

(2)             AFFO divided by average partnership capital, expressed on an annualized basis.

The following table presents our timber platform’s proportionate share of financial results:

	Three months ended Sept 30		Nine months ended Sept 30
MILLIONS, UNAUDITED	2010	2009	2010	2009
Revenue	$23	$19	$77	$59
Cost attributed to revenues	(16)	(13)	(48)	(41)
EBITDA	7	6	29	18
Other income	—	1	1	1
Interest expense	(7)	(6)	(21)	(19)
Funds from operations (FFO)	—	1	9	—
Performance fee	—	—	—	1
Fair value adjustments	2	1	2	(8)
Deferred taxes and other items	(1)	(2)	(4)	3
Net income (loss)	$1	$—	$7	$(4)

For the quarter, our timber platform generated FFO of $nil, down marginally compared to the prior year. Our timber platform is not expected to earn a normalized AFFO yield until there is a sustained recovery in log prices that justifies increasing harvest levels of our high-margin Douglas-fir logs to our harvest plan.

Our average realized log price for the quarter increased by 12% over the prior year to $76/m3, reflecting improved market conditions in both domestic and export markets. Overall, sales volumes increased by 13% compared with the prior year, versus a 2% increase in harvest levels, mainly due to timing issues. Harvest and delivery costs per unit increased 23% compared to 2009 due to the impact of foreign exchange on our Canadian dollar denominated costs, operating in higher cost areas and increased road maintenance and construction activity. As a result of these factors, EBITDA margin decreased to 30% from 32% in the prior year. In a normal market environment, we expect our timber operations to generate EBITDA margins in the range of 45%.

Our revenue from HBU land and other sales was $nil for the period compared to $1 million for the comparable period of 2009.

For the three months ended September 30, 2010, positive fair value adjustments were $2 million compared to $1 million in the prior year. The change is primarily due to an increase in deferred harvest as growth in the period exceeded harvest volumes.

Outlook

The rapid development of the Chinese market is particularly encouraging. Historically, the Chinese market bought low-grade logs that were primarily converted into packaging and cement forming products. As a result of changes to building codes, the Chinese market is beginning to buy higher-grade Douglas-fir logs for use in structural lumber. Year-to-date 2010, shipments to China have nearly quadrupled, accounting for 15% of our volume shipped during the period. These sales have offset weak demand in the domestic market this year, and we expect this trend to continue into the foreseeable future.

Over the mid-to-long term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply of timber in the markets that we serve:

•                  The mountain pine beetle infestation, which is having a significant impact on the supply of timber from the interior of British Columbia, Alberta and the U.S. Inland;

•                  Increasing demand from Asian markets and the rapidly expanding bio-fuel industry; and

•                  Continuing withdrawals of timberlands for conservation and alternate uses.

CORPORATE AND OTHER

The following table presents the components of Corporate and other, on a proportionate basis, for the three and nine months ended September 30, 2010 and 2009:

	Three months ended Sept 30		Nine months ended Sept 30
MILLIONS, UNAUDITED	2010	2009	2010	2009
General and administrative costs	$(4)	$(1)	$(13)	$(4)
Base management fee	(7)	(2)	(18)	(5)
Other income	4	1	5	1
Financing costs	(1)	(1)	(6)	(4)
Funds from operations (FFO)	(8)	(3)	(32)	(12)
Mark to market gains (losses) on redeemable partnership units	(129)	(77)	(96)	(94)
Interest on redeemable partnership units	(12)	(4)	(36)	(12)
Deferred taxes and other	(3)	1	(8)	8
Corporate and other	$(152)	$(83)	$(172)	$(110)

General and administrative costs were higher in 2010 compared to the prior year primarily as a result of the inclusion of our proportionate share of Prime’s corporate, general and administrative expenses.

Pursuant to our Master Services Agreement, we pay a quarterly base management fee to Brookfield based on our market value. This fee increased over the prior year due to the $940 million equity offering that was completed in November of 2009 and the increased trading price of our partnership units.

Included in other income is non-recurring interest income of $3 million earned on the final close of the Brookfield-sponsored infrastructure fund. Also included in other income are realized gains of $1 million on the settlement of forward contracts to purchase Sterling Pounds with respect to the equity injection in the Peterborough Hospital project.

Financing costs include dividends paid on our preferred shares, interest expense and standby fees on our committed credit facility, less ancillary interest earned on cash balances. These costs exclude non-cash amortization of financing costs of $1 million for the three month period ended September 30, 2010. Financing costs for the quarter were in line with the comparable period in the prior year.

In accordance with IFRS, our redeemable partnership units are treated as long-term liabilities of the Partnership. Accordingly, the Partnership records distributions paid on these units as interest expense and also records a mark to market adjustment each period to record these units at fair value, which is based on the volume weighted average price of the units for the last five trading days of the period.

Other Investments

Our other investments include the results from our 30% interest in a U.S. hydro facility and our investments in three public private partnerships (PPP’s). These resluts are included as a part of other income. On a proportionate basis, our other investments earned FFO of $nil for the period ended September 30, 2010, down from $1 million earned in the comparable period in 2009.

The interest in the U.S. hydro facility was acquired on March 17, 2010 for $11 million. Both units of this two unit hydro electric generating station are being rebuilt, and we expect to invest an additional $1 million to fund our share of these repairs.

The PPP’s differ from our other infrastructure assets, as PPP’s have finite concessions of between 25-30 years, and cash generated from these projects must fully retire project debt over the term of the concession. Thus, FFO for our PPP operations include GAAP net income plus depreciation less debt amortization payments, which approximates the distributions to us from these operations. These projects are expected to generate stable cash flows from long-term contracts combined with long-term financing arrangements.

We have a commitment to fund our share of the additional required equity investment for the Peterborough Hospital project. During the quarter, we funded approximately $10 million, and as at September 30, 2010, the unfunded balance was $2 million.

CAPITAL RESOURCES AND LIQUIDITY

The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary.

Our estimated corporate liquidity as at September 30, 2010 was as follows:

MILLIONS, UNAUDITED	As at Sept 30, 2010
Cash (1)	$2
Availability under committed credit facility (1)	500
Draw on credit facility	(17)
Estimated corporate liquidity (1)	$485

(1) Brookfield Infrastructure corporate level only.

In addition to our $485 million of corporate liquidity, our share of unremitted cash within our operations at period end was $232 million. This cash will predominantly be used to pay down debt and fund organic capital expenditures at Prime and certain other operating companies.

In conjunction with the Prime Merger Agreement, Prime’s A$300 million credit facility was replaced with a US$280 million committed credit facility from Brookfield Infrastructure. To accommodate the extension of credit to Prime, we increased the size of the our credit facility to $500 million with our existing bank group, and we are currently in the process of further upsizing it to $700 million, which we expect to close in the fourth quarter. This revolving credit facility is available for investments and acquisitions, as well as general corporate purposes. Commitments under the facility will be available on a revolving basis until September 2013. All amounts outstanding at that time will be repayable in full. The facility is intended to be a bridge to equity financing rather than a permanent source of capital. At September 30, 2010, $17 million was drawn on this facility.

In our European port operations, we have substantially agreed to terms for the refinancing of one of our credit facilities, and our banks are currently seeking final credit approval. This €250 million refinancing will result in a sweep of future free cash flow to repay debt on this facility. During the quarter, we also made significant progress on debt refinancings in our electricity transmission and Australian coal terminal operations. We expect to complete these refinancings by the end of 2010 or early 2011.

We finance our assets principally at the operating entity level with debt which generally has long-term maturities, few restrictive covenants and no recourse to either the Partnership or our other operations. At the operating company level, we endeavour to maintain prudent levels of debt. We also strive to ladder our principal repayments over a number of years. On a proportionate basis, scheduled principal repayments as at September 30, 2010 for our borrowings over the next five years are as follows:

	Average Term
	(years)	2010	2011	2012	2013	2014	Beyond	Total
Recourse borrowings
Corporate borrowings	3	$—	$—	$—	$17	$—	$—	$17
Subsidiary borrowings	2	—	—	43	—	—	—	43
Total recourse borrowings	2	—	—	43	17	—	—	60

Non-recourse borrowings (1), (2)
Utilities	6	—	324	30	279	62	687	1,382
Transport and energy	7	94	43	161	122	184	407	1,011
Timber	7	—	—	—	136	—	339	475
Total non-recourse borrowings (1), (2)	7	94	367	191	537	246	1,433	2,868
Total borrowings	7	$94	$367	$234	$554	$246	$1,433	$2,928

Cash retained in businesses
Utilities								$52
Transport and energy								65
Timber								15
Corporate								100
Total cash retained								$232

Net debt
Utilities								$1,330
Transport and energy								946
Timber								460
Corporate								(40)
Total net debt								$2,696

(1)             Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

(2)             Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

Our debt has an average term of 6.7 years. On a proportionate consolidated basis, our net debt-to-capitalization ratio as at September 30, 2010 was 59%.

The following table summarizes our proportionate share of debt allocated to our operating platforms:

	Three Months Ended			Three Months Ended
	September 30, 2010			September 30, 2009
	Proportionate	Average Cash	Cash	Proportionate	Average Cash	Cash
MILLIONS, UNAUDITED	Average Debt	Interest Rate	Interest	Average Debt	Interest Rate	Interest
Utilities	$1,346	5.4%	$18	$375	5.3%	$5
Transport and energy	1,018	6.7%	17	—	—	—
Timber	475	5.9%	7	475	5.0%	6
Subsidiary corporate borrowings	42	—	—	—	—	—
Corporate borrowings	7	—	1	91	4.4%	1
Total	$2,888	6.0%	$43	$941	5.1%	$12

Our equity strategy is to issue equity in conjunction with future acquisitions. However, we may also issue an amount of equity opportunistically to enhance our liquidity to pursue future acquisitions. In December 2009, we filed shelf registrations to enable us to issue securities in both the U.S. and Canadian markets.

FOREIGN CURRENCY HEDGING STRATEGY

To the extent it makes economic sense to do so, our strategy is to hedge the net investment and/or cash flows exposed to foreign currencies within our business. The following key principles form the basis of our foreign currency hedging strategy:

•                  We leverage any natural hedges that may exists within our assets;

•                  We utilize local currency financing to the extent possible;

•                  We utilize derivative contracts to the extent that natural hedges are insufficient; and

•                  We establish hedge levels based in part on the credit/liquidity requirements of the program

The following table presents the hedged position of our net investments in foreign currencies as at September 30, 2010:

	Net Investment Hedges
MILLIONS	USD	AUD	NZD	CAD	GBP	EUR
Net investment – US$	$1,285	$742	$195	$84	$291	$72
FX contracts – US$	557	(369)	(70)	—	(84)	(34)
Net unhedged – US$	1,842	373	125	84	207	38

Net investment – natural currency	1,285	767 (1)	266 (1)	86	185 (1)	53 (1)
FX contracts – natural currency	505	(350)	(95)	—	(40)	(25)
% of Net investment hedged	(39)%	46%	36%	0%	22%	47%
Unhedged position in natural currency	$1,790	$417	$171	$86	$145	$28

(1)             Presents net investment in Prime at 100% of take-up. We note that the net investment positions will likely change when we complete detailed purchase price accounting.

At September 30, 2010, we had hedges in place equal to approximately 40% of our net investment in foreign currencies. We recorded unrealized losses of $35 million in comprehensive income relating to these contracts, which were more than offset by foreign currency translation gains of $104 million recorded during the quarter.

CAPITAL REINVESTMENT

Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling non-core assets, equity and debt financing. We will seek to raise additional equity if we believe that we can earn appropriate risk adjusted returns on these investments in excess of the cost of the incremental equity. During the quarter, we generated $61 million of cash available for re-investment in our business, and we invested $22 million in growth capital projects.

The following table highlights the cashflow that was generated in the quarter which was available for reinvestment in our business:

	Three months ended	Nine months ended
MILLIONS, UNAUDITED	Sept 30, 2010	Sept 30, 2010
Funds from operations (FFO)	$55	$151
Less maintenance capital	(11)	(29)
Adjusted funds from operations (AFFO)	44	122
Disposals	46	74
Distributions	(29)	(88)
Funds available for reinvestment	$61	$108

The following table presents the components of growth and maintenance capital expenditures:

	Three months ended Sept 30		Nine months ended Sept 30
MILLIONS, UNAUDITED	2010	2009	2010	2009
Growth capital expenditures by segment
Utilities	$14	$6	$49	$12
Transport and energy	8	—	14	—
Timber	—	—	—	—
	$22	$6	$63	$12
Maintenance capital expenditures by segment
Utilities	$3	$2	$8	$5
Transport and energy	8	—	21	—
Timber	—	1	—	2
	$11	$3	$29	$7

PARTNERSHIP CAPITAL

As at September 30, 2010, the Partnership owned limited partnership units that represented 59% of Brookfield Infrastructure’s total outstanding units, and Brookfield owned redeemable partnership units that represented 40% of Brookfield Infrastructure’s total outstanding units. The redeemable partnership units, at the request of the holder, require Brookfield Infrastructure to redeem all or a portion of the holder’s units of Brookfield Infrastructure at the market price for cash. This right is subject to the Partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit presented to Brookfield Infrastructure in exchange for one of its units, subject to certain customary adjustments. Based on the number of the partnership units outstanding as at September 30, 2010, Brookfield’s aggregate limited partnership interest in the Partnership would be 41% if Brookfield fully exercised its redemption right and the Partnership fully exercised its right of first refusal.

Brookfield also owns general partnership units that represent 1% of Brookfield Infrastructure’s total outstanding units. The general partnership units are entitled to receive incentive distributions which are calculated in increments based on the amount by which quarterly distributions on the limited partnership units of Brookfield Infrastructure exceed specified target levels as set forth in Brookfield Infrastructure’s limited partnership agreement.

The total number of Brookfield Infrastructure units outstanding was comprised of the following:

MILLIONS, PARTNERSHIP UNITS	September 30, 2010	December 31, 2009
General partnership units	1.1	1.1
Limited partnership units	63.2	63.2
Redeemable partnership units	42.4	42.4
Total	106.7	106.7

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

To measure performance, we focus on net income as well as FFO. We define FFO as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as shown in the reconciliation below. For our social infrastructure operations we also subtract debt amortization from FFO as these are finite life concessions and debt must be fully amortized during the concession term. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool:

•             FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•             FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

•             FFO does not include any non-cash fair value adjustments or mark to market adjustments recorded to net income; and

•             FFO does not include performance fees accrued relating to our Canadian timber operations, which must be paid in cash and represents a fee we expect to accrue in the future.

Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under GAAP. We compensate for these limitations by relying on our GAAP results and using FFO only supplementally. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our Partnership’s distribution policy.

When viewed with our GAAP results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most or our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back depletion because we endeavor to manage our timberlands on a sustainable basis over the long term. Furthermore, changes in asset values typically do not decline on a predetermined schedule, as suggested by accounting depreciation or depletion, but instead will inevitably vary upwards and downwards based on a number of market and other conditions that cannot be determined in advance. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back interest expense on the redeemable partnership units and treat these distributions in the same manner as distributions to other unitholders. We add back fair value adjustments and mark to market adjustments recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. Finally, we add back a performance fee payable to Brookfield by Island Timberlands. This performance fee was calculated based upon a percentage of the increased appraised value of the renewable resources and HBU land assets held by our Canadian timber operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, a benefit which is not reflected in the period in which the related fee accrues. In addition, as a result of our fee-netting mechanism, which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by Brookfield Infrastructure. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in FFO without adding back the performance fee.

The following table reconciles FFO to the most directly comparable GAAP measure, which is net income. We urge you to review the GAAP financial measures within the MD&A, and to not rely on any single financial measure to evaluate Brookfield Infrastructure.

	Three months ended Sept 30		Nine months ended Sept 30
MILLIONS, UNAUDITED	2010	2009	2010	2009
Net loss	$(108)	$(80)	$(81)	$(36)
Add back or deduct the following:
Depreciation, depletion and amortization	30	5	92	13
Unrealized losses on derivative instruments	11	1	11	10
Performance fees	—	—	—	(1)
Fair value adjustments	(2)	(1)	(2)	8
Mark to market loss on redeemable partnership units	129	77	96	94
Interest expense on redeemable partnership units	12	4	36	12
Deferred taxes and other items	(17)	6	(1)	(3)
FFO	$55	$12	$151	$97

The difference between net income and FFO is primarily attributable to depreciation and depletion expense. In addition, we focus on adjusted funds from operations or AFFO, which is defined as funds from operations (FFO) less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustaining cashflow.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “believe,” “expect,” “tend,” “seeks,” “should,” “anticipate,” “intend,” “objective,” “sustain,” “enable”, “endeavour,” “estimate,” “likely,” “typically,” “stable,” “enhance,” “attempt,” “strategy,” “pursue,” “strive,”,“vision,” “positions,” derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this MD&A include among others, statements with respect to our ability to participate in the global market recovery, our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that Brookfield Infrastructure operates or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, the appreciation of assets over time, operating results and margins for our business and each operation, future ownership of 100% of Prime Infrastructure, future ownership levels in assets held within the Brookfield sponsored infrastructure fund, future prospects for the markets for our products, Brookfield Infrastructure’s plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, increases in tolls, contract prices and regulated rates for our operations, impact of the restarting of the blast furnace in the UK ports business, ability to obtain operational cost savings in the timber operations, expected timing and outcome with respect to increasing sales in timber business, value of higher and better use timber lands, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt expansions of existing operations, financing plan for operating companies, foreign currency management activities, financial impact of Island Timberlands fee, and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the Partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business generally which may impact market demand, we do not have a controlling interest in Prime, unitholder votes relating to the Prime merger transaction, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in our renewable resources business, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, acts of God or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by the Partnership with the securities regulators in Canada and the United States, including the Partnership’ most recent Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Partnership or Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-GAAP ACCOUNTING MEASURES

Although our financial results are determined in accordance with International Financial Reporting Standards (GAAP), the basis of presentation throughout much of this report differs from GAAP in that it is organized by business segment and utilizes funds from operations (FFO) and adjusted funds from operations (AFFO) as important measures. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation to the most directly comparable GAAP measure in this MD&A. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

BUSINESS ENVIRONMENT AND RISKS

The Partnership’s and Brookfield Infrastructure’s financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in the Partnership’s most recent Annual Report on Form 20-F which is available on our website at www.brookfieldinfrastructure.com and at www.sec.gov/edgar.shtml and www.sedar.com.